News Release

WNS signs Letter of Intent to Acquire Marketics Technologies

Mumbai, March 7, 2007 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, announced today a non-binding letter of intent to acquire Marketics Technologies, a privately-owned leader in offshore analytics services, for a total enterprise value of approximately $65 million in cash.

If completed, the acquisition is expected to enhance WNS’ Knowledge Services business, which provides market research, business & financial research and analytics services. Knowledge Services works with clients across the company’s industry specializations in travel, banking, financial services and insurance and allows WNS to expand in emerging industries like consumer goods, media & entertainment, retail and professional services.

“Marketics, in a very short time, has built a world class company focused on offshore analytics. This acquisition, when completed, will enhance our Knowledge Services leadership, help us penetrate new consumer-centric industries, and move us further up the value chain in our service offering,” said Neeraj Bhargava, WNS Group chief executive officer.

WNS expects to acquire Marketics for up to $65 million, including a $30 million payment at the time of the closing and an earn-out of up to $35 million over a 12-month period. WNS expects to finance the transaction primarily through existing cash and cash equivalents. If completed, WNS will gain approximately 200 Marketics employees, including 170 in Bangalore, India and 30 in Coimbatore, India.

“After four years of significant growth and establishment of our leadership position in offshore analytics, we are ready for bigger things. WNS provides us the best platform to accelerate our growth and achieve our goal of creating innovative and market leading analytic solutions. The cultural fit with WNS is excellent and their financial strength, customer access, infrastructure and recruiting capabilities will be a tremendous boost for our business,” said Sreenivasan Ramakrishnan, co-founder and chief executive officer of Marketics Technologies.

The acquisition is subject to due diligence and execution of definitive documentation (with customary closing conditions, such as regulatory approvals) and is expected to be closed within the next 90 days. No assurance can be given that definitive documents will be executed or that the acquisition will be completed.

About Marketics

Founded in 2003, Marketics Technologies, a leader in marketing analytics, provides revenue-enhancing solutions that increase marketing effectiveness and return on marketing investment for the world’s leading marketers. Analytics solutions cover the entire marketing continuum, including customer acquisition, retention, cross-selling, loyalty, brand management, campaign management and market research.

Marketics operates in data rich and information poor situations and generates actionable insight from data by leveraging cutting-edge analytics skills.

Marketics is headquartered in Bangalore, India. For more information, please visit www.marketics.com.

About WNS

WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high-quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.

WNS ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com

MEDIA CONTACT:

U.S.:
Al Bellenchia, The Torrenzano Group, +1 212-681-1700, ext. 156, albellenchia@torrenzano.com

India:
Amrit Ahuja, 20:20 Media, +91 (11) 269-33-291, amrit@2020india.com

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This release contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Those statements include estimates of the size, timing and benefits of the proposed acquisition and future plans of the company. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to: technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the U.S. or the U.K. to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions;  our ability to successfully consummate strategic acquisitions; and other risks described from time to time in our SEC filings, including our registration statement on Form F-1 (No. 333-135590) filed on July 3, 2006, as amended.

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